Filed by Flushing Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Flushing Financial Corporation

Commission File No.: 001-33013

On December 30, 2025, Flushing Financial Corporation released a town hall presentation to its employees regarding OceanFirst Financial Corp.’s proposed acquisition of Flushing Financial Corporation.

JOHN:

OPENING REMARKS

GOOD MORNING. TODAY MARKS AN EXCITING AND IMPORTANT MILESTONE FOR FLUSHING BANK, OUR LOYAL CUSTOMERS, OUR SHAREHOLDERS AND YOU, OUR DEDICATED EMPLOYEES.

INTRODUCTION AND MERGER ANNOUNCEMENT

IN A FEW MOMENTS, I WILL INTRODUCE CHRISTOPHER MAHER, CHAIRMAN AND CEO OF OCEANFIRST BANK. BEFORE INTRODUCING CHRIS, I WANT TO TAKE A FEW MOMENTS TO PROVIDE YOU WITH SOME KEY DETAILS ABOUT TODAY’S ANNOUNCEMENT OF A DEFINITIVE MERGER AGREEMENT BEING ENTERED INTO BY OCEANFIRST FINANCIAL CORP. AND FLUSHING FINANCIAL CORPORATION, UNDER WHICH THE COMPANIES WILL COMBINE IN AN ALL-STOCK MERGER TRANSACTION. AS YOU HEAR MORE ABOUT OCEANFIRST, I AM CONFIDENT YOU WILL RECOGNIZE THE SYNERGIES AND THE TRANSFORMATIONAL OPPORTUNITIES THIS MERGER CREATES FOR OUR ORGANIZATION. I UNDERSTAND THAT YOU MAY HAVE QUESTIONS ABOUT THE ANNOUNCEMENT. PLEASE BE ASSURED THAT CHRIS AND I ARE COMMITTED TO ANSWERING YOUR QUESTIONS AND PROVIDING TRANSPARENCY THROUGHOUT THE MERGER PROCESS.

BACKGROUND AND RATIONALE

IN RECENT MONTHS, CHRIS AND I AND OTHER MEMBERS OF MANAGEMENT OF BOTH OF OUR ORGANIZATIONS HAVE BEEN HIGHLY ENGAGED IN DISCUSSING THE OUTLOOK FOR THE BANKING INDUSTRY AND THAT OUTLOOK’S IMPACT ON BOTH OF OUR BANKS. THROUGHOUT OUR CONVERSATIONS, WE BOTH AGREED THERE IS INCREASED POTENTIAL TO BE DERIVED FROM MERGING OUR COMPANIES TO CREATE ONE OF THE TRI-STATE’S STRONGEST COMMUNITY-FOCUSED FINANCIAL INSTITUTIONS. WE IDENTIFIED CULTURAL AND OPERATIONAL SIMILARITIES THAT, WHEN COMBINED, WILL PROVIDE US WITH THE RESOURCES TO OFFER ENHANCED PRODUCTS AND SERVICES TO OUR CUSTOMERS, EMPLOYEES, AND SHAREHOLDERS.

APPROVAL PROCESS

THE BOARDS OF DIRECTORS OF OCEANFIRST AND FLUSHING HAVE BOTH UNANIMOUSLY APPROVED THE MERGER AGREEMENT; HOWEVER, THE TRANSACTION IS STILL SUBJECT TO CUSTOMARY CLOSING CONDITIONS, INCLUDING RECEIVING THE REQUIRED REGULATORY APPROVALS AND SHAREHOLDER APPROVAL OF EACH COMPANY. UNTIL ALL REQUIRED APPROVALS ARE RECEIVED AND THE MERGER CLOSES, WE WILL CONTINUE TO OPERATE AS TWO INDEPENDENT BANKS. IT IS ESSENTIAL THAT EACH OF YOU REMAINS FOCUSED ON YOUR AREAS OF RESPONSIBILITY FOR THE BENEFIT OF OUR CUSTOMERS AND YOUR COLLEAGUES.

EMPLOYEE AND CUSTOMER COMMUNICATION

THIS MORNING, YOU RECEIVED VARIOUS COMMUNICATION DOCUMENTS TO ANSWER QUESTIONS YOU MAY HAVE, AS WELL AS TALKING POINTS TO ADDRESS POTENTIAL INQUIRIES FROM CUSTOMERS, REGARDING THE PUBLIC ANNOUNCEMENT. IN ADDITION, CUSTOMER-FOCUSED FAQS WILL BE POSTED TO OUR WEBSITE AND COPIES PRODUCED FOR DISTRIBUTION IN OUR BRANCHES.

COMMITMENT TO EMPLOYEES AND CUSTOMERS

LIKE FLUSHING, OCEANFIRST HAS EXTENSIVE EXPERIENCE WITH PREVIOUS BANK ACQUISITIONS. I HAVE BEEN IMPRESSED BY THE CARE OCEANFIRST HAS TAKEN WITH RESPECT TO CUSTOMERS AND EMPLOYEES IN CONNECTION WITH PRIOR MERGERS, DEMONSTRATED, PARTICULARLY, BY THE SUBSTANTIAL NUMBER OF EMPLOYEES RETAINED DURING AND AFTER THE INTEGRATION PROCESSES. AT FLUSHING, WE VALUE OUR EMPLOYEES AS THE FOUNDATION OF OUR CUSTOMER RELATIONSHIPS AND COMMUNITY INVOLVEMENT. I HAVE ALREADY OBSERVED A SIMILAR COMMITMENT TO EMPLOYEES, CUSTOMERS, AND COMMUNITY AT OCEANFIRST.

LOOKING AHEAD

I AM LOOKING FORWARD TO THE COMING MONTHS AND TO TAKING THIS EXCITING STEP FOR OUR COMPANY. NOW, IT IS MY PLEASURE TO INTRODUCE CHRISTOPHER MAHER, OCEANFIRST CHAIRMAN AND CHIEF EXECUTIVE OFFICER, WHO WILL SHARE MORE DETAILS ABOUT OUR PLANS AND PROVIDE A BRIEF OVERVIEW OF OCEANFIRST’S HISTORY.

CHRIS:

OCEANFIRST AND FLUSHING AGREEMENT OVERVIEW

THANK YOU, JOHN. GOOD MORNING, EVERYONE. I APPRECIATE THE OPPORTUNITY TO SHARE ADDITIONAL INFORMATION ABOUT THE TRANSACTION AS WELL AS DETAILS ABOUT OCEANFIRST.

BENEFITS OF THE COMBINED COMPANY

AS JOHN MENTIONED, WHEN WE BEGAN TALKING ABOUT THE POTENTIAL FOR A COMBINED COMPANY AND BANK, WE QUICKLY BECAME ENTHUSIASTIC ABOUT THE BENEFITS FOR OUR CUSTOMERS AS A LARGER BANK, WITH APPROXIMATELY $23 BILLION IN ASSETS. THESE BENEFITS INCLUDE A BROADER AND MORE DIVERSE SET OF PRODUCTS, ADDITIONAL MULTI-STATE BRANCH AND COMMERCIAL BANKING CENTER LOCATIONS, AND ENHANCED DIGITAL CAPABILITIES. BY MERGING, WE WILL BECOME A STRONGER COMPANY AND BETTER EQUIPPED TO ADDRESS THE COMPLEXITY OF TODAY’S MARKET.

COMMITMENTS FOLLOWING APPROVALS AND LEGAL DAY ONE

AFTER RECEIVING THE REQUISITE REGULATORY AND SHAREHOLDER APPROVALS AND UPON REACHING THE CLOSING OF THE MERGER, WHICH WE REFER TO AS ‘LEGAL DAY ONE’, A NEW BOARD WILL BE ORGANIZED TO ENSURE A SMOOTH TRANSITION FOR BOTH OUR COMPANIES, OUR SHAREHOLDERS AND OUR EMPLOYEES. THE BOARD OF DIRECTORS OF OUR COMBINED COMPANY WILL INCLUDE SIX DIRECTORS FROM THE EXISTING FLUSHING BOARD. ADDITIONALLY, I AM PLEASED TO INFORM YOU THAT JOHN WILL JOIN THE NEWLY ORGANIZED BOARD AS ITS NON-EXECUTIVE CHAIRMAN.

WE ARE MINDFUL OF THE STRESS AND CONCERN EMPLOYEES EXPERIENCE DURING PERIODS OF UNCERTAINTY, ESPECIALLY ABOUT THEIR ROLES AND CONTINUED EMPLOYMENT. AS PART OF OUR COMMITMENT TO SUPPORTING THE FLUSHING TEAM, WE WILL TAKE THE FOLLOWING STEPS:

•

OUR CURRENT PLANS INCLUDE OFFERING POSITIONS WITHIN THE COMBINED BANK TO FLUSHING EMPLOYEES WHO HAVE REVENUE-GENERATING RESPONSIBILITIES. BECAUSE OUR BANKS OPERATE IN DISTINCT GEOGRAPHIC MARKETS, THERE ARE NO PLANS FOR BRANCH CONSOLIDATIONS AND WE PLANT TO RETAIN ALL BRANCH EMPLOYEES.

•

OVER THE COMING MONTHS, WE WILL CAREFULLY REVIEW ALL OPPORTUNITIES FOR EXISTING NON-REVENUE PRODUCING EMPLOYEES. WE ARE DEDICATED TO ENSURING TIMELY AND TRANSPARENT COMMUNICATION AND WILL PROVIDE INFORMATION AS SOON AS IT BECOMES AVAILABLE.

WE WILL SOON START SEEKING REGULATORY AND SHAREHOLDER APPROVALS, WITH BOTH COMPANIES SUBMITTING APPLICATIONS AND ORGANIZING THE REQUIRED SHAREHOLDER SPECIAL MEETINGS. ONCE THESE APPROVALS ARE OBTAINED AND CERTAIN OTHER CUSTOMARY CLOSING CONDITIONS ARE SATISFIED, A CLOSING DATE WILL BE DETERMINED. ALTHOUGH THERE IS NO DEFINITIVE TIME FRAME FOR THE APPROVAL PROCESS, THE BANKS ARE TARGETING LEGAL DAY ONE IN Q2 2026. CONVERSION OF CORE SYSTEMS WILL OCCUR AFTER THE CLOSING AND WILL BE ANNOUNCED AT A LATER DATE. AS JOHN MENTIONED, BOTH BANKS WILL CONTINUE TO OPERATE INDEPENDENTLY WHILE FOCUSED ON CONTINUING TO SERVE THEIR CUSTOMERS, AND ALL EMPLOYEES ARE EXPECTED TO REMAIN FOCUSED ON THEIR RESPONSIBILITIES TO ENSURE THAT OPERATIONS CONTINUE SMOOTHLY AND THERE IS A SEAMLESS TRANSITION FOR OUR CUSTOMERS AND COLLEAGUES.

LEGAL DAY ONE AND CUSTOMER INTEGRATION PLANNING

ONCE APPROVALS ARE OBTAINED, WE WILL ANNOUNCE THE LEGAL DAY ONE FOR THE OFFICIAL MERGER OF OUR COMPANIES. INTEGRATION OF ACCOUNTS, LOANS, AND SERVICES WILL REQUIRE THOUGHTFUL PLANNING, AND MANAGEMENT OF BOTH COMPANIES WILL BEGIN WORK ON AN INTEGRATION PLAN, WHICH WILL INCLUDE TASK LISTS AND SCHEDULES FOR ACTION TO ENSURE A SMOOTH TRANSITION ONCE THE MERGER CLOSING OCCURS. REPRESENTATIVES OF BOTH BANKS WILL ALSO BE WORKING TOGETHER IN THE COMING MONTHS TO ENSURE A SMOOTH TRANSITION FOR CUSTOMERS. BOTH EMPLOYEES AND CUSTOMERS WILL RECEIVE AMPLE NOTICE ABOUT UPCOMING INTEGRATION DETAILS.

OCEANFIRST BANK: OUR STORY AND VALUES

YOU’VE ALREADY RECEIVED KEY FACTS ABOUT OCEANFIRST, BUT I’D LIKE TO BRIEFLY SHARE OUR STORY. AT THIS TIME OF THE YEAR, IT SEEMS ESPECIALLY APPROPRIATE TO PROVIDE AN ANALOGY THAT I OFTEN USE WHEN TALKING ABOUT OUR ORIGIN STORY. IF YOU HAVE SEEN THE HOLIDAY MOVIE, IT’S A WONDERFUL LIFE, YOU WILL UNDERSTAND WHAT I MEAN WHEN I SAY IF THE BAILEY BUILDING AND LOAN GREW UP, IT WOULD BE OCEANFIRST BANK. LIKE THE FICTIOUS BAILEY BUILDING AND LOAN MADE FAMOUS FROM THE MOVIE, OCEANFIRST TRACES ITS ROOTS TO 1902, WHEN COMMUNITY LEADERS ESTABLISHED THE POINT PLEASANT BUILDING AND LOAN ASSOCIATION IN POINT PLEASANT BEACH, NEW JERSEY. FOR DECADES, THAT BANK OPERATED FROM A SINGLE LOCATION, EXPANDING IN THE 1960’S AND BECOMING OCEAN FEDERAL SAVINGS BANK.

1996 WAS SIGNIFICANT YEAR IN OUR COMPANY’S HISTORY. WE TRANSITIONED TO A STOCK OWNERSHIP COMPANY AND BECAME THE FIRST BANK IN THE COUNTRY TO CREATE A FOUNDATION AT THE TIME OF OUR INITIAL PUBLIC OFFERING. TODAY, OCEANFIRST IS A $14.5 BILLION BANK SERVING OVER 200,000 CUSTOMERS THROUGHOUT NEW JERSEY, GREATER PHILADELPHIA, METROPOLITAN NEW YORK AND THROUGH COMMERCIAL PRODUCTION OFFICES FROM BOSTON TO WASHINGTON D.C. OUR TEAM OF MORE THAN 800 EMPLOYEES REPRESENTS A MOSAIC OF LEGACY OCEANFIRST EMPLOYEES COMBINED WITH MANY NEWER EMPLOYEES FROM OUR SEVEN BANK MERGERS DURING THE PAST 10 YEARS. SIMILAR TO THE PEOPLE I HAVE ALREADY MET FROM FLUSHING, OCEANFIRST EMPLOYEES ARE DEDICATED BANKING PROFESSIONALS WHO ARE COMMITTED TO THEIR CUSTOMERS AND COMMUNITIES AND BELIEVE IN UPHOLDING THE PRINCIPLES OF RESPECT, SERVICE AND PROFESSIONALISM.

UPCOMING TEAM EVENT AND CONTINUED COMMUNICATION

I AM EXCITED ABOUT THE OPPORTUNITY TO MEET ALL OF YOU. I’LL BE BRINGING THE OCEANFIRST LEADERSHIP TEAM TO MEET THE ENTIRE FLUSHING TEAM AT AN EVENT ORGANIZED BY JOHN AND THE FLUSHING LEADERSHIP TEAM. THAT GATHERING IS SCHEDULED FOR JANUARY 5TH, AND I ENCOURAGE YOU TO CHECK YOUR EMAIL FOR FURTHER DETAILS. I LOOK FORWARD TO CONNECTING AND BEGINNING THIS NEW CHAPTER TOGETHER.

WE SINCERELY APPRECIATE YOUR ONGOING SUPPORT AND COMMITMENT. AS WE MOVE INTO THE NEW YEAR, WE WILL CONTINUE TO KEEP YOU INFORMED WITH REGULAR UPDATES ON OUR PROGRESS.

THANK YOU.

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between OceanFirst Financial Corp. (“OceanFirst”) and Flushing Financial Corporation (“Flushing”) and the proposed investment by Warburg Pincus LLC (“Warburg Pincus”) in equity securities of OceanFirst. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between OceanFirst and Flushing and the proposed investment by Warburg Pincus, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of OceanFirst’s and Flushing’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of OceanFirst and Flushing. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite OceanFirst and Flushing stockholder approvals or the necessary regulatory approvals (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between OceanFirst and Flushing; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on OceanFirst’s and Flushing’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of OceanFirst and Flushing; (vii) potential difficulties in retaining OceanFirst and Flushing customers and employees as a result of the proposed transaction; (viii) OceanFirst’s and Flushing’s estimates of its financial performance; (ix) changes in general economic, political, or industry conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; (x) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; (xi) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of OceanFirst’s and Flushing’s underwriting practices and the risk of fraud; (xii) fluctuations in the demand for loans; (xiii) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund OceanFirst’s and Flushing’s activities particularly in a rising or high interest rate environment; (xiv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xv) results of examinations by regulatory authorities of OceanFirst or Flushing and the possibility that any such regulatory authority may, among other things, limit OceanFirst’s or Flushing’s business activities, restrict OceanFirst’s or Flushing’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase OceanFirst’s or Flushing’s allowance for credit losses, result in write-downs of asset values, restrict OceanFirst’s or Flushing’s ability or that of OceanFirst’s or Flushing’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvi) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xvii) changes in the markets in which OceanFirst and Flushing compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xviii) changes in consumer spending, borrowing and saving habits; (xix) slowdowns in securities trading or shifting demand for security trading products; (xx) the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; (xxi) legislative or regulatory changes; (xxii) changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against OceanFirst, Flushing or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of OceanFirst’s or Flushing’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xxxi) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected expenses, factors or events; (xxxii) the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where OceanFirst and Flushing do business; and (xxxiii) the dilution caused by OceanFirst’s issuance of additional shares of its capital stock in connection with the transaction. The foregoing list of factors is not exhaustive. All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above.

You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OceanFirst’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by OceanFirst or Flushing from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither OceanFirst nor Flushing presently knows or that OceanFirst or Flushing currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect OceanFirst’s and Flushing’s expectations, plans or forecasts of future events and views as of the date of this document. OceanFirst and Flushing anticipate that subsequent events and developments will cause OceanFirst’s and Flushing’s assessments to change. While OceanFirst and

Flushing may elect to update these forward-looking statements at some point in the future, OceanFirst and Flushing specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing OceanFirst’s and Flushing’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Flushing gives any assurance that either OceanFirst or Flushing, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of OceanFirst, Flushing or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

This document relates to the proposed transaction between OceanFirst and Flushing and the proposed investment in OceanFirst by Warburg Pincus. OceanFirst intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of OceanFirst’s common stock and Flushing’s common stock in connection with OceanFirst’s and Flushing’s solicitation of proxies for the vote by OceanFirst’s stockholders and Flushing’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, OceanFirst and Flushing will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the OceanFirst stockholder meeting and at the Flushing stockholder meeting, as applicable. OceanFirst or Flushing may also file other documents with the SEC regarding the proposed transaction.

Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and joint proxy statement/prospectus (including all amendments and supplements thereto) when they become available, and any other relevant documents filed with the SEC, And the definitive versions thereof (when they become available), as well as any amendments or supplements to such documents, carefully and in their entirety because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OceanFirst or Flushing through the website maintained by the SEC at www.sec.gov.

The documents filed by OceanFirst or Flushing with the SEC also may be obtained free of charge at OceanFirst’s or Flushing’s website at https://ir.oceanfirst.com/, under the heading “Financials” or https://investor.flushingbank.com/, under the heading “Financials”, respectively, or upon written request to OceanFirst, Attention: Investor Relations, 110 West Front Street, Red Bank, New Jersey 07701 or Flushing, Attention: Investor Relations, 220 RXR Plaza, Uniondale, New York 11556, respectively.

Participants in Solicitation

OceanFirst and Flushing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from OceanFirst’s stockholders or Flushing’s stockholders in connection with the proposed transaction under the rules of the SEC. OceanFirst’s stockholders, Flushing’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of OceanFirst and Flushing in OceanFirst’s registration statement on Form S-4 that will be filed, as well other documents filed by OceanFirst or Flushing from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of OceanFirst’s or Flushing’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by OceanFirst or Flushing will also be available free of charge from OceanFirst or Flushing using the contact information above.